Exhibit 1

North American Palladium Ltd.

Management’s Discussion and Analysis

INTRODUCTION

Unless the context suggests otherwise, references to “NAP” or the “Company” or similar terms refer to North American Palladium Ltd. and its subsidiary. “LDI” refers to NAP’s subsidiary Lac des Iles Mines Ltd. and “NAP Quebec” refers to its previously held subsidiary, NAP Quebec Mines Ltd.

The following is management’s discussion and analysis of the financial condition and results of operations (“MD&A”) to enable readers of the Company’s consolidated financial statements and related notes to assess material changes in financial condition and results of operations for the three and nine months ended September 30, 2013, compared to those of the respective periods in the prior year. This MD&A has been prepared as of November 13, 2013 and is intended to supplement and complement the consolidated financial statements and notes thereto for the three and nine months ended September 30, 2013 (collectively, the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. Readers are encouraged to review the Financial Statements in conjunction with their review of this MD&A and the most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively.

All amounts are in Canadian dollars unless otherwise noted and all references to production ounces refer to payable production.

FORWARD-LOOKING INFORMATION

Certain information contained in this MD&A constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘expect’, ‘potential’, ‘believe’, ‘anticipate’, ‘contemplate’, ‘target’, ‘may’, ‘will’, ‘would’, ‘could’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this MD&A include, without limitation: information as to our strategy, plans or future financial or operating performance, such as the Company’s LDI mine expansion, timelines, production plans, projected expenditures, operating cost estimates, proposed mining methods, expected mining rates and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the Company may not be able to obtain sufficient financing to fund current capital needs including capital expenditures required to continue the LDI mine expansion, the risk that the Company will not be able to meet its financial obligations as they become due, the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with development, exploration, mining and processing including risks to the LDI mine expansion timeline, environmental hazards, uncertainty of mineral reserves and resources, the possibility that the LDI mine may not perform as planned, changes in legislation, regulations or political and economic developments in Canada and abroad, employee relations, risks related to the availability of skilled labour, litigation and the risks associated with obtaining necessary licenses and permits. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this MD&A, which may prove to be incorrect, include, but are not limited to: that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing development projects including the LDI

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North American Palladium Ltd.

mine expansion, that there will be no material delays related to commissioning the shaft, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations, and that the Company’s current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

Mineral reserve and mineral resource information contained herein has been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian provincial securities regulatory authorities. Canadian standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein is not comparable to similar information disclosed in accordance with the requirements of the SEC. While the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of NAP’s mineral resources constitute or will be converted into reserves. For a more detailed description of the key assumptions, parameters and methods used in calculating NAP’s mineral reserves and mineral resources, see NAP’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

OUR BUSINESS

NAP is an established precious metals producer that has been operating its LDI mine located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors leverage to the rising price of palladium.

The Company is expanding the underground LDI mine to transition from mining via ramp access to mining via shaft while utilizing bulk mining methods. Through the utilization of the shaft and bulk mining methods, operations are expected to benefit from increased mining rates and decreased operating costs, transforming LDI into a low cost producer with a rising production profile.

The Company has significant exploration potential near the LDI mine, where a number of growth targets have been identified, and is engaged in an exploration program aimed at increasing its palladium reserves and resources. As an established palladium-platinum group metal (“PGM”) producer with excess mill capacity on a permitted property, NAP has potential to convert exploration success into production and cash flow on an accelerated timeline.

NAP trades on the TSX under the symbol PDL and on the NYSE MKT under the symbol PAL.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
OPERATIONAL HIGHLIGHTS	2013	2012	2013	2012
Mining
Tonnes ore mined	542,917	480,684	1,517,191	1,517,608
Palladium head grade (g/t)	2.5	3.2	2.8	3.3
Milling
Tonnes ore milled	517,157	504,022	1,504,007	1,552,034
Palladium head grade (g/t)	2.5	3.3	2.9	3.4
Palladium recovery (%)	80.7	76.9	80.4	77.2
Payable production
Palladium (oz)	30,097	37,908	104,180	119,685
Platinum (oz)	2,227	2,754	7,849	8,282
Gold (oz)	2,283	2,871	8,128	8,260
Nickel (lb)	324,361	263,445	1,146,496	1,053,004
Copper (lb)	643,937	702,015	2,144,328	2,028,735
Realized palladium price per ounce (US$)	$721	$632	$723	$640
Cash cost per ounce palladium sold (US$) [1]	$581	$423	$539	$412

FINANCIAL HIGHLIGHTS	Three months ended September 30		Nine months ended September 30
($000s except per share amounts)	2013	2012	2013	2012
Revenue	$33,348	$36,193	$113,651	$118,336
Expenses
Production costs	21,663	25,852	76,305	79,194
Smelting, refining and freight	2,922	3,417	10,130	10,152
Royalty	1,464	1,691	4,865	4,756
Depreciation and amortization	6,144	5,012	19,233	13,709
Income from mining operations	1,179	193	2,088	10,399
Exploration	3,874	2,603	10,906	8,551
General and administration	2,920	3,189	8,019	9,653
Foreign exchange loss (gain)	(3,290)	(654)	2,027	(693)
Interest expense and other costs	3,213	1,188	8,796	3,470
Earnings
Loss from continuing operations	(5,324)	(5,908)	(36,949)	(7,664)
Loss from continuing operations per share	$(0.03)	$(0.04)	$(0.20)	$(0.05)
Loss and comprehensive loss	(5,324)	(8,046)	(34,440)	(12,027)
Loss per share	$(0.03)	$(0.05)	$(0.19)	$(0.07)

Adjusted net (loss) income [1]	(3,904)	(1,578)	(8,951)	3,309
EBITDA [1]	3,819	67	369	6,597
Adjusted EBITDA [1]	3,189	4,397	12,039	17,570
Capital spending, continuing operations	26,885	34,088	92,758	103,370

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North American Palladium Ltd.

FINANCIAL CONDITION

($000s)	As at September 30 2013	As at December 31 2012
Net working capital	$1,524	$32,563
Cash balance	18,034	20,168
Shareholders’ equity	233,945	246,900
Total debt	204,138	130,395

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 23-24.

•	Transitioning mining to the Offset zone, sinking the shaft to the 825 metre level and commissioning the related surface and underground infrastructure continued in the third quarter of 2013.

•

Capital expenditures (excluding capitalized interest) and operating costs in the third quarter of 2013 were in line with expectations while payable palladium was modestly below expectations primarily due to fewer tonnes of ore milled with higher mill recoveries.

•	In the third quarter of 2013, 542,917 tonnes at an average grade of 2.5 g/t palladium were mined compared to 480,684 tonnes at an average palladium grade of 3.2 g/t in the prior year.

•	The mill processed 517,157 tonnes of ore at an average palladium head grade of 2.5 grams per tonne and a recovery of 80.7% to produce 30,097 ounces of payable palladium in the third quarter of 2013.

•	Revenue decreased to $33.3 million in the third quarter of 2013 primarily due to lower quantities of precious metals sold and lower realized prices for all metals other than palladium.

•

Production costs decreased to $21.7 million in the third quarter of 2013 from $25.9 million in the prior year period primarily due to movements in inventory, insurance recoveries and non-recurrence of certain mine restoration costs.

•

In the third quarter of 2013, capital expenditures from continuing operations totaled $26.9 million with $22.1 million spent on the LDI mine expansion, excluding $6.2 million of capitalized interest, and an additional $3.9 million spent primarily on the tailings management facility.

•	During the third quarter of 2013, the Company had a $3.3 million foreign exchange gain primarily on US$ denominated debt.

•	In July 2013, the Company issued approximately 8.6 million of flow-through common shares at a price of $1.164 per share for net proceeds of approximately $9.3 million.

•

During the third quarter of 2013, the Company made steady progress advancing the shaft sinking and critical construction components of its mine expansion. The first skip loads of ore were hoisted in October with commissioning expected to be completed in the fourth quarter of 2013.

•	Subsequent to quarter end, Jim Gallagher was appointed Chief Operating Officer, effective October 1, 2013.

•

Sinking the shaft to approximately the 825 metre level and establishing the related infrastructure is essentially completed and operations are transitioning from ramp to shaft with both ore and waste now being hoisted through the shaft.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

PALLADIUM OPERATIONS –OPERATING, CAPITAL EXPENDITURES & FINANCIAL RESULTS

The LDI mine consists of an open pit (which is now predominately mined out), an underground mine, and a mill with a processing capacity of approximately 15,000 tonnes per day. The primary underground deposits on the property are the Roby zone and the Offset zone, both of which are disseminated magmatic palladium-platinum group metal deposits.

Operating Results

The key operating results for the palladium operations are set out in the following table.

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Ore mined (tonnes)
Underground
Roby	—	119,267	143,037	462,653
Offset	208,097	12,450	442,322	97,393

	208,097	131,717	585,359	560,046

Surface
Open pit	—	206,116	538,323	693,751
High grade stockpile	334,820	13,643	388,840	23,818
Low grade stockpile	—	129,208	4,669	239,993

	334,820	348,967	931,832	957,562

Total	542,917	480,684	1,517,191	1,517,608

Mined ore grade (Pd g/t)
Underground
Roby	—	4.9	4.2	5.2
Offset	4.5	5.2	4.3	4.8

	4.5	4.9	4.3	5.2

Surface
Open pit	—	3.6	2.4	2.7
High grade stockpile	1.2	1.8	1.3	1.8
Low grade stockpile	—	1.0	1.0	1.0

	1.2	2.6	1.9	2.2

Average	2.5	3.2	2.8	3.3

Milling
Tonnes of ore milled	517,157	504,022	1,504,007	1,552,034
Palladium head grade (g/t)	2.5	3.3	2.9	3.4
Palladium recoveries (%)	80.7	76.9	80.4	77.2
Tonnes of concentrate produced	3,905	4,565	12,787	13,523
Total cost per tonne milled	$42	$51	$51	$51

Payable production
Palladium (oz)	30,097	37,908	104,180	119,685
Platinum (oz)	2,227	2,754	7,849	8,282
Gold (oz)	2,283	2,871	8,128	8,260
Nickel (lbs)	324,361	263,445	1,146,496	1,053,004
Copper (lbs)	643,937	702,015	2,144,328	2,028,735
Cash cost per ounce of palladium sold (US$)[1]	$581	$423	$539	$412

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 23-24.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

Mining

The transition from the Roby zone during the second and third quarters of 2013 presented some challenges in stope design that mainly affected drilling and development access delaying the opening of the required number of stopes for mining continuity in the third quarter by approximately eight weeks. This affected underground mining production and additional mill feed was sourced from lower grade surface stockpiles resulting in lower than planned palladium production in the third quarter of 2013.

Ore mined at LDI during the third quarter of 2013 consisted of 542,917 tonnes at an average grade of 2.5 g/t palladium compared to 480,684 tonnes at an average palladium grade of 3.2 g/t in the prior year. The increase in tonnage mined in 2013 was primarily due to more tonnes mined at the Offset zone and the processing of more high grade stockpile material partially offset by no tonnes mined from the Roby zone, open pit and low grade stockpile. The average grade of ore mined decreased primarily due to the mix of tonnage and grades from the various ore sources.

Ore mined at LDI during the nine months ended September 30, 2013, consisted of 1,517,191 tonnes at an average grade of 2.8 g/t palladium compared to 1,517,608 tonnes at an average palladium grade of 3.3 g/t in the prior year. Despite significant changes in the sources of ore, similar tonnages were mined in 2013 as in 2012; however, the average grade of ore mined decreased in the first nine months of 2013 primarily due to the mix of tonnage and grades from the various ore sources.

Milling

During the third quarter of 2013, the LDI mill processed 517,157 tonnes of ore at an average palladium head grade of 2.5 g/t palladium and a recovery of 80.7% to produce 30,097 ounces of payable palladium (2012 – 504,022 tonnes milled, average palladium head grade of 3.3 g/t, recovery of 76.9%, produced 37,908 ounces of payable palladium).

During the nine months ended September 30, 2013, the LDI mill processed 1,504,007 tonnes of ore at an average palladium head grade of 2.9 g/t palladium and a recovery of 80.4% to produce 104,180 ounces of payable palladium (2012 – 1,552,034 tonnes milled, average palladium head grade of 3.4 g/t, recovery of 77.2%, produced 119,685 ounces of payable palladium).

The higher mill recovery in both the third quarter and first nine months of 2013 compared to 2012 was primarily due to improvements in the mill which increased palladium recovery compared with the prior year despite the lower average palladium head grades processed. Payable metal production for the first nine months of 2013 was impacted by a new smelter contract which pays a lower percentage of contained metal compared to the contract in the prior year.

Total production costs per tonne milled were $42 and $51 in the third quarter of 2013 and the first nine months of 2013 respectively, compared to $51 and $51 per tonne in the corresponding 2012 periods. The changes were primarily due to differences in tonnages milled compared with the prior periods and receipt of insurance proceeds. As the mill has excess capacity relative to the mining rate, it operates on a two-week on/ two-week off schedule.

Cash Cost per Ounce of Palladium Sold

The cash cost per ounce of palladium sold increased to US$5811 in the third quarter of 2013 compared to US$4231 per ounce in the prior year. Cash cost per ounce of palladium sold is a non-IFRS measure and the calculation is provided in the Non-IFRS Measures section of this MD&A. The increase in cash cost per ounce of palladium in 2013 was primarily due to the effect of fewer payable palladium ounces sold and lower by-product metal revenues partially offset by decreased smelting, refining and freight costs and royalty expense compared with the third quarter of 2012. Please refer to the LDI revenue, production costs, smelting, refining and freight costs and royalty expense sections of this MD&A for additional details.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

The cash cost per ounce of palladium sold increased to US$5391 in the first nine months of 2013 compared to US$4121 per ounce in the prior year. The increase in cash cost per ounce of palladium in 2013 was primarily due to increased production costs, lower by-product metal revenues and the effect of fewer payable palladium ounces sold compared with 2012.

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 23-24.

Capital expenditures

The construction work for the shaft was essentially complete at the end of the third quarter of 2013 and the shaft complex is currently in production commissioning. The Company expects that shaft haulage will allow more economic access to the deeper mineralized zones at lower production costs than its previous ramp haulage.

In the first nine months of 2013, capital expenditures from continuing operations totaled $92.8 million, exclusive of $12.1 million of capitalized interest, compared with $103.4 million in 2012. Of the $92.8 million, $75.9 million was spent on the LDI mine expansion including: $20.5 million on shaft sinking and infrastructure; $19.4 million on level access and vertical development; $17.9 million on surface and underground construction; $4.1 million on procurement; $1.1 million on parts and maintenance; $1.9 million on capitalized exploration expenditures; $7.3 million on general and administration, indirects and equipment charge-backs; and $3.7 million for other development costs. The Company spent an additional $16.9 million on capital which included $13.7 million for the tailings management facility.

Financial Results

Income from mining operations for the LDI operations is summarized in the following table.

	Three months ended September 30		Nine months ended September 30
($000s)	2013	2012	2013	2012
Revenue	$33,348	$36,193	$113,651	$118,336

Mining operating expenses
Production costs
Mining	16,212	16,434	53,951	53,965
Milling	7,177	7,977	21,947	20,306
General and administration	1,726	1,599	4,827	4,732

	25,115	26,010	80,725	79,003
Inventory and others	(3,452)	(158)	(4,420)	191

	21,663	25,852	76,305	79,194
Smelting, refining and freight costs	2,922	3,417	10,130	10,152
Royalty expense	1,464	1,691	4,865	4,756
Depreciation and amortization	6,144	5,012	19,233	13,709
(Gain) loss on disposal of equipment	(24)	28	1,030	126

Total mining operating expenses	$32,169	$36,000	$111,563	$107,937

Income from mining operations	$1,179	$193	$2,088	$10,399

The Company has included income from mining operations as an additional IFRS measure to provide the reader with information on the actual results of the LDI operations.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

Revenue

Revenue is affected by production and sales volumes, commodity prices, currency exchange rates, mill run timing and shipment schedules. Metal sales for LDI are recognized in revenue at provisional prices when delivered to a smelter for treatment or a designated shipping point. Final pricing is determined in accordance with LDI’s smelter agreements. In most cases, final pricing is determined two months after delivery to the smelter for gold, nickel and copper and four months after delivery for palladium and platinum. These final pricing adjustments can result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the U.S. dollar would have a positive impact on revenues and a strengthening in the Canadian dollar would have a negative impact on revenues. The Company periodically enters into financial contracts for past production delivered to the smelters to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar. These financial contracts represent 30,800 ounces of palladium, 1,690 ounces of platinum and 130 ounces of gold as at September 30, 2013 (December 31, 2012 – 55,000 palladium ounces) and mature from October 2013 through January 2014 at an average forward price of US$737, US$1,451 and US$1,326 per ounce respectively (December 31, 2012 – US$640 per ounce). For substantially all of the palladium delivered to the customers under the smelter agreements, the quantities and timing of settlement specified in the financial contracts match final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue. The fair value of these contracts at September 30, 2013 was an asset of $0.7 million included in accounts receivable (December 31, 2012 – a liability of $3.2 million included in accounts payable and accrued liabilities).

Revenue for the three months ended September 30, 2013

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	27,370	2,033	2,101	314,028	586,762	n.a.	n.a.

Realized price (US$) (1)	$721	$1,445	$1,327	$6.28	$3.20	n.a.	n.a.

Revenue before price adjustment ($000s)	$20,636	$3,073	$2,904	$2,030	$1,931	$49	$30,623
Price adjustment ($000s):
Commodities	2,258	335	299	94	182	3	3,171
Foreign exchange	(249)	(56)	(44)	(61)	(36)	—	(446)

Revenue ($000s)	$22,645	$3,352	$3,159	$2,063	$2,077	$52	$33,348

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the three months ended September 30, 2012

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	36,218	2,665	2,742	267,590	677,222	n.a.	n.a.

Realized price (US$) (1)	$632	$1,551	$1,655	$7.27	$3.47	n.a.	n.a.

Revenue before price adjustment ($000s)	$22,357	$4,080	$4,615	$2,033	$2,379	$45	$35,509
Price adjustment ($000s):
Commodities	(214)	876	262	37	70	23	1,054
Foreign exchange	6	(333)	179	(115)	(100)	(7)	(370)

Revenue ($000s)	$22,149	$4,623	$5,056	$1,955	$2,349	$61	$36,193

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

Revenue for the third quarter of 2013 decreased by $2.8 million or 8% compared with the same period in 2012 primarily due to the impact of the grades of mineralized material milled, resulting in a decrease in sales volumes, combined with a higher volume of concentrate inventory on hand for which revenue has not yet been recognized partially offset by higher palladium prices realized.

The reduction in sales volumes included the impact of in-transit sales reclassified to inventory in the period. Scheduling of concentrate shipments resulted in concentrate inventories increasing to 893 tonnes at the end of third quarter of 2013 representing approximately $7.3 million of gross revenue that was not recognized in revenue in the third quarter of 2013 compared to 484 tonnes representing approximately $3.0 million of gross revenue at June 30, 2013 and 230 tonnes representing approximately $2.2 million of gross revenue at December 31, 2012. Commodity and foreign exchange adjustments increased reported revenue by $2.0 million compared to 2012 primarily due to favourable metal prices on final settlement.

Payable palladium, platinum and gold sold decreased by 8,848, 632 and 641 ounces respectively in the third quarter of 2013 compared with the same period in 2012 while sales of nickel increased and copper decreased. Realized price per ounce increased for palladium while the prices decreased for platinum, gold, nickel and copper in the third quarter of 2013 compared to 2012.

Revenue for the nine months ended September 30, 2013

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	99,749	7,499	7,803	1,099,373	2,031,749	n.a.	n.a.

Realized price (US$) (1)	$723	$1,522	$1,473	$6.83	$3.35	n.a.	n.a.

Revenue before price adjustment ($000s)	$74,557	$11,642	$11,652	$7,829	$6,904	$170	$112,754
Price adjustment ($000s):
Commodities	1,305	(285)	(518)	(308)	(59)	—	135
Foreign exchange	68	307	226	69	91	1	762

Revenue ($000s)	$75,930	$11,664	$11,360	$7,590	$6,936	$171	$113,651

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the nine months ended September 30, 2012

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	117,451	8,155	8,098	1,053,406	1,996,710	n.a.	n.a.

Realized price (US$) (1)	$640	$1,539	$1,645	$7.87	$3.58	n.a.	n.a.

Revenue before price adjustment ($000s)	$75,873	$12,692	$13,542	$8,480	$7,269	$350	$118,206
Price adjustment ($000s):
Commodities	47	1,315	366	(222)	114	9	1,629
Foreign exchange	(930)	(405)	131	(155)	(133)	(7)	(1,499)

Revenue ($000s)	$74,990	$13,602	$14,039	$8,103	$7,250	$352	$118,336

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

Revenue for the first nine months of 2013 decreased $4.7 million or 4% compared with the same period in 2012 primarily due to lower tonnes and grades of mineralized material milled resulting in a decrease in sales volumes combined with a higher volume of concentrate inventory on hand for which revenue has not yet been recognized.

The reduction in sales volumes included the impact of in-transit sales reclassified to inventory in the period noted above. Commodity and foreign exchange adjustments reduced reported revenue by $0.8 million compared to 2012 primarily due to exchange rate movements in 2013.

Payable palladium, platinum and gold sold decreased 17,702, 656 and 295 ounces respectively in the first nine months of 2013 compared with the same period in 2012 while sales of nickel and copper increased. Realized price per ounce increased for palladium while the prices decreased for platinum, gold, nickel and copper in the first nine months of 2013 compared to 2012.

Palladium sales in the first nine months of 2013 were impacted by a new smelter contract which included lower accountability rates for the payable metal contained in concentrate compared to the contract that was in effect in the prior period.

Spot Metal Prices* and Exchange Rates

For comparison purposes, the following table sets out spot metal prices and exchange rates on the dates noted.

	Sep-30 2013		Jun-30 2013		Mar-31 2013		Dec-31 2012		Sep-30 2012		Jun-30 2012		Mar-31 2012		Dec-31 2011
Palladium – US$/oz		$726		$643		$770		$699		$642		$578		$651		$636
Platinum – US$/oz		$1,411		$1,317		$1,576		$1,523		$1,668		$1,428		$1,640		$1,381
Gold – US$/oz		$1,327		$1,192		$1,598		$1,664		$1,776		$1,599		$1,663		$1,575
Nickel – US$/lb		$6.29		$6.20		$7.50		$7.75		$8.40		$7.46		$7.91		$8.28
Copper – US$/lb		$3.31		$3.06		$3.44		$3.59		$3.75		$3.44		$3.83		$3.43

Exchange rate (Bank of Canada) – CDN$1 = US$	US$	0.97	US$	0.95	US$	0.98	US$	1.01	US$	1.02	US$	0.98	US$	1.00	US$	0.98

*	Based on the London Metal Exchange

Operating Expenses from Continuing Operations

Production costs

For the quarter and nine months ended September 30, 2013, operating expenses were $21.7 million and $76.3 million respectively, compared to $25.9 million and $79.2 million respectively in the prior year periods. The $4.2 million and $2.9 million decreases in operating expenses in 2013 were primarily due to $1.7 million and $2.3 million favourable changes in inventory levels and $1.2 million and $2.0 million net receipt of insurance proceeds respectively, both in 2013, and $1.6 million of mine restoration costs in 2012 that did not recur in 2013. Third quarter 2013 costs were also impacted by fewer underground and open pit tonnes mined albeit at a higher cost per tonne while the first nine months of 2013 were impacted by increased milling costs per tonne. Please refer to the following sections for details on mining, milling and inventory movements.

Mining costs in the third quarter and first nine months of 2013 decreased marginally compared to the respective 2012 periods primarily due to the impact of the mine restoration costs in 2012 which did not recur in 2013 as noted above, the mix of ore sources, the impact of transitioning into the Offset zone and increased costs for power, infill drilling, parts and supplies, labour, restoration costs, nipping, rehabilitation, level maintenance and contractors. In the third quarter and first nine months of 2013 nil and 143,037 tonnes of lower cost Roby zone tonnes were mined respectively compared with 119,267 and 462,653 tonnes in the corresponding 2012 periods.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

Milling costs in the third quarter of 2013 decreased by $0.8 million compared with 2012 despite more tonnes milled. The decrease was primarily due to the reallocation of underground power consumed to mining operations and timing of maintenance on the mill crushing circuit.

For the nine months ended September 30, 2013, milling costs increased $1.6 million compared to 2012 despite fewer tonnes milled. The increase was primarily due to an increase in reagents used in the floatation circuit and higher power costs and consumption.

Inventory and other costs decreased $3.3 million and $4.6 million in the third quarter and first nine month of 2013 respectively primarily due to a build-up of inventory in 2013 and a net insurance recovery in 2013 related to the water inflows in 2012, as detailed above. The increases resulted despite lower average grades of ore being milled.

Smelting, refining and freight costs

Smelting, refining and freight costs for the quarter ended September 30, 2013 were $2.9 million compared to $3.4 million in the same period in 2012. The decrease over the prior year was primarily due to lower quantities of precious metals sold partially offset by changes in metal prices realized and higher freight costs associated with an overseas customer.

Smelting, refining and freight costs for the nine months ended September 30, 2013 were $10.1 million compared to $10.2 million in the same period in 2012. The decrease over the prior year was primarily due to lower quantities of precious metals sold partially offset by changes in metal prices realized, higher smelting and refining charges associated with the current smelter contracts compared to the previous contract and higher freight costs associated with an overseas customer.

Royalty expense

For the quarter ended September 30, 2013, royalty expense was $1.5 million compared to $1.7 million in the same period in 2012. The decrease was primarily due to lower quantities of metal sold and higher smelting, refining and freight costs partially offset by higher payable metal prices for palladium.

For the nine months ended September 30, 2013, royalty expense was $4.9 million compared to $4.8 million in the same period in 2012. The increase was primarily due to higher payable metal prices for palladium partially offset by lower quantities of palladium sold, higher smelting, refining and freight costs and the impact of a mining tax charge in the second quarter of 2013.

Depreciation and amortization

Depreciation and amortization for the quarter ended September 30, 2013 and the first nine months of 2013 was $6.1 million and $19.2 million respectively, compared to $5.0 million and $13.7 million for the respective 2012 periods. The increases over the prior year were primarily due to a significant increase in depreciable assets associated with the LDI mine expansion including the Offset zone and tailings management facilities.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

OTHER EXPENSES

Exploration

Exploration expenditures for the quarter ended September 30, 2013 were $3.9 million (2012 - $2.6 million) exclusive of an additional $0.1 million of Offset zone exploration which was capitalized. Of the $3.9 million expensed in 2013, $2.5 million was spent primarily on the Upper Offset Southeast and Roby Northeast near mine extension targets. In the third quarter of 2013, 21,518 metres of exploration drilling was done on near mine targets.

Exploration expenditures for the nine months ended September 30, 2013 were $10.9 million (2012 - $8.6 million) exclusive of an additional $1.9 million of Offset zone exploration which was capitalized. Of the $10.9 million expense in 2013, $5.2 million was spent on the Upper Offset Southeast, North VT Rim, Sheriff, Roby Northeast, South VT Rim and South LDI near mine targets and $1.3 million was spent on greenfields targets including Wakinoo Lake, Demars Lake, Chisamore and North LDI properties. In the nine months ended September 30, 2013, 40,222 metres of exploration drilling was done with 35,282 metres on near mine targets and 4,940 metres on greenfields properties.

Loss on Extinguishment of Debt

In June 2013, in association with a financing, the Company repaid existing senior secured notes and incurred an $11.0 million loss including a $7.2 million debt repayment premium.

Interest expense and other costs

Interest expense and other costs for the third quarter of 2013 and the first nine months of 2013 increased $2.0 million and $5.3 million respectively. The increases for the third quarter and first nine months of 2013 were primarily due to costs of $0.7 and $3.1 million of financing costs and $1.4 million and $2.2 million loss on investment respectively, which did not occur in 2012.

Foreign exchange loss (gain)

For the third quarter of 2013, foreign exchange gain increased by $2.6 million and for the first nine months of 2013 foreign exchange loss increased by $2.7 million primarily due to the impact of exchange rate movements on the US$ denominated senior secured term loan and the US$ denominated credit facility.

GOLD OPERATIONS

On March 22, 2013, the Company sold NAP Quebec for gross proceeds of $18.0 million in cash, 1.5 million common shares of Maudore Minerals Ltd. and $1.8 million of receivable inventory amounts. For Financial Statement purposes, NAP Quebec has been treated as a discontinued operation (held for sale) in 2013 and 2012. For the nine month period ended September 30, 2013 the Company has recorded $2.5 million income from discontinued operations, including a gain on disposal of discontinued operations of $1.5 million compared to a loss from discontinued operations of $4.4 million for respective 2012 period.

NAP’s gold division consisted of the Vezza gold mine, the Sleeping Giant mill, the closed Sleeping Giant mine and a number of nearby exploration projects, all located in the Abitibi region of Quebec. Please refer to note 4 (discontinued operations and assets held for sale) in the Financial Statements for additional information regarding the gold division.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

SUMMARY OF QUARTERLY RESULTS

(expressed in thousands of Canadian dollars except per share amounts)

	2013			2012				2011
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue	$33,348	$33,213	$47,090	$42,368	$36,193	$40,563	$41,580	$37,205
Production costs	21,663	25,701	28,941	23,937	25,852	27,948	25,394	25,990
Exploration expense	3,874	2,192	4,840	5,961	2,603	2,764	3,184	2,390
Capital expenditures	26,885	27,805	38,068	41,810	34,088	32,072	37,210	44,446
Net income (loss) from continuing operations	(5,324)	(26,268)	(5,357)	(3,739)	(5,908)	(1,903)	147	(4,343)

Cash provided by (used in) operations	2,022	(2,849)	3,165	39,045	5,174	4,833	7,645	(147)
Cash provided by financing activities	(2,087)	51,970	17,096	2,299	35,280	46,712	6,201	69,433
Cash used in investing activities	(26,710)	(27,805)	(37,078)	(41,831)	(33,864)	(31,829)	(37,131)	(43,864)
Net income (loss) per share from continuing operations
- basic	$(0.03)	$(0.15)	$(0.03)	$(0.02)	$(0.04)	$(0.01)	$0.00	$(0.03)
- diluted	$(0.03)	$(0.16)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$0.00	$(0.03)
Net income per share
- basic	$(0.03)	$(0.15)	$(0.02)	$(0.02)	$(0.05)	$(0.02)	$(0.01)	$(0.03)
- diluted	$(0.03)	$(0.16)	$(0.02)	$(0.02)	$(0.05)	$(0.03)	$(0.01)	$(0.03)
Tonnes milled	517,157	483,266	503,585	511,226	504,022	528,068	519,944	531,825
Palladium sold (ounces)	27,370	32,620	39,760	44,394	36,218	42,285	38,948	35,116

For the third quarter of 2013 compared to the second quarter of 2013:

•	revenues increased marginally primarily due to favourable commodity price adjustments partially offset by lower quantities of metals sold.

•	production costs decreased primarily due to favourable inventory movements and lower mining costs related to the mix of mineralized material sources from underground, open pit and surface stockpiles.

•	capital expenditures decreased primarily due to lower spending on phase 1 expansion of the Offset zone as it neared completion.

•	loss from continuing operations decreased primarily due to costs associated with debt restructuring in the second quarter of 2012 which did not recur in the third quarter.

•	cash provided by financing activities decreased primarily due to the debt restructuring in the second quarter of 2013.

•

palladium sold has decreased each of the last three quarters as the Company transitioned a greater portion of its mining activities to the Offset zone and the processing of lower grade surface stockpiles with a reduction or elimination of mining activities in the Roby zone and the open pit.

•	capital expenditures have decreased each of the last three quarters as the construction of the shaft and related infrastructure nears completion.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

	Three months ended September 30		Nine months ended September 30
($000s)	2013	2012	2013	2012
Cash provided by operations prior to changes in non-cash working capital	$2,455	$86	$2,253	$11,864
Changes in non-cash working capital	(433)	5,088	85	5,787

Cash provided by (used in) operations	2,022	5,174	2,338	17,651
Cash provided by financing	(2,087)	35,280	66,979	88,193
Cash used in investing	(26,710)	(33,864)	(91,593)	(102,824)

Increase (decrease) in cash from continuing operations	(26,775)	6,590	(22,276)	3,020
Net change in cash attributable to discontinued operations	—	(6,695)	20,142	(29,562)

Decrease in cash and cash equivalents	(26,775)	$(105)	(2,134)	$(26,542)

Operating Activities

For the quarter ended September 30, 2013, cash provided by operations prior to changes in non-cash working capital was $2.5 million, compared to $0.1 million in the prior year quarter. The increase was primarily due to the $0.6 million decrease in net loss in 2013, a $2.0 million increase in loss on disposal of equipment, a $0.8 million increase in deferred income and mining tax recovery and a $1.1 million non-cash increase in depreciation and amortization partially offset by $1.9 million non-cash unrealized foreign exchange gain. For the nine months ended September 30, 2013, cash provided by operations prior to changes in non-cash working capital was $2.3 million, compared to cash provided of $11.9 million in the prior year. The decrease was primarily due to the $29.3 million increase in net loss in 2013 partially offset by non-cash adjustments of a $5.5 million increase in depreciation and amortization and an $11.0 million loss on refinancing.

During the third quarter of 2013, changes in non-cash working capital resulted in a use of $0.4 million compared to a source of $5.1 million in the prior year. The increased use of $5.5 million in the quarter was primarily due to movements in inventories of $3.7 million and accounts payable of $2.2 million. During the nine months ended September 30, 2013, changes in non-cash working capital resulted in a source of cash of $0.1 million compared to $5.8 million in the prior year. The change of $5.7 million was primarily due to a movement in accounts payable of $17.3 million, other assets of $3.6 million and inventories of $2.3 million partially offset by a movement in accounts receivable of $19.4 million.

Financing Activities and Liquidity

For the quarter ended September 30, 2013, financing activities resulted in a use of cash of $2.1 million consisting primarily of $9.5 million of share issuance partially offset by $7.2 million repayment of the credit facility. This compared to cash provided by financing activities of $35.3 million in the prior year period consisting primarily of $40.8 million of convertible debenture issuance partially offset by $4.2 million interest paid. For the nine months ended September 30, 2013, financing activities provided cash of $67.0 million consisting primarily of $131.9 million of senior secured term loan issued and $19.1 million of common share issuance less $79.2 million repayment of senior secured notes. This compared to cash provided by financing activities of $88.2 million in the prior year period consisting primarily of $40.8 million of convertible debenture issuance, $32.8 million of common share issuance, $11.2 million in capital leases and $15.3 million drawdown of the credit facility partially offset by $8.2 million interest paid on long-term debt.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

Investing Activities

For the quarter ended September 30, 2013, investing activities used $26.7 million (2012 - $33.9 million) of cash primarily due to additions to mining interests of $26.9 million (2012 - $34.1 million). For the nine months ended September 30, 2013, investing activities used $91.6 million (2012 - $102.8 million) of cash primarily due to additions to mining interests of $92.8 million (2012 - $103.4 million). Refer to the capital expenditure section of this MD&A for additional details.

Liquidity and Capital Resources

As at September 30, 2013, the Company had cash and cash equivalents of $18.1 million compared to $20.2 million as at December 31, 2012. The decrease was due primarily to the sources and uses of cash noted above. The funds are invested in short term interest bearing deposits with major Canadian chartered banks.

The Company has, subject to a borrowing base cap, a US$60.0 million credit facility that is secured by certain of the Company’s accounts receivables and inventory that may be used for working capital and general corporate purposes and is due July 4, 2014. As at September 30, 2013, the borrowing base calculation limited the credit facility to a maximum of US$37.4 million and was fully utilized.

The Company has $12.0 million of finance leases funding equipment for the LDI mine expansion. Please also see the contractual obligations below for additional commitments.

The transition phase of the shaft commissioning and conversion to Offset zone mining has resulted in lower production volumes than previously anticipated, which is negatively impacting revenue, resulting in a need for additional cash for working capital purposes. The Company is currently evaluating its options to bridge the gap until the Company achieves profitable or breakeven operations in 2014.

While the Company has operations that generate revenue, it has not yet achieved consistently profitable operations and incurred an adjusted net loss of $35.2 million for the nine month period ended September 30, 2013. The Company’s ability to continue operations and exploration and development activities is dependent upon the Company achieving profitable operations. The achievement of this is dependent on a number of variables including, but not limited to, metal prices, operational costs, capital expenditures, timely transition to mining by shaft, meeting production targets and profitable operations of the LDI mine expansion once complete. Adverse changes in any of these variables may require the Company to seek additional financing. Please also see the going concern section below.

In July 2013, the Company issued approximately 8.6 million of flow-through common shares at a price of $1.164 per share for net proceeds of approximately $9.5 million. In June 2013, the Company issued approximately 8.7 million of flow-through common shares at a price of $1.155 per share for net proceeds of approximately $9.6 million. The Company is required to spend the aggregate gross proceeds of $20.0 million on eligible exploration and mine development expenditures, which expenditures must be renounced to investors in 2013. As at September 30, 2013, approximately $16.5 million had been spent.

In June 2013, holders of 60,000 of the Company’s 72,000 palladium warrants exercised their warrants. In settlement of the warrants, the Company issued approximately 0.6 million common shares at an average price of approximately $1.11 per share in June and paid approximately $1.7 million in cash in July. As at November 13, 2013, 12,000 palladium warrants remained outstanding.

In June 2013, the Company completed a US$130 million secured term loan financing that bears interest at 15% per annum and is due June 7, 2017. A portion of the proceeds from the term loan were used to repay existing senior indebtedness. The loan is secured by first priority security on the fixed assets and second priority security on accounts receivable and inventory. The Company has the option to accrue interest during the first two years of the loan; in which case, the interest rate on the loan and accrued interest would increase by 4%. The loan contains covenants typical of this type of facility including senior debt to EBITDA ratios, minimum tangible net worth requirements and capital expenditure limits.

In June 2013, the Company extended its US$60 million revolving operating line of credit by an additional year to July 4, 2014. The credit facility is secured by a first priority security on the Company’s accounts receivables and inventories and a second priority security on all other assets.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

In November 2012, the Company issued 2.4 million flow-through common shares at a price of $1.65 per share for net proceeds of $3.6 million. The Company is required to spend the gross proceeds of $4.0 million on eligible exploration and mine development expenditures, which expenditures were renounced to investors for the 2012 tax year. As at September 30, 2013, the full gross proceeds had been spent.

On July 31, 2012, the Company completed an offering of 43,000 convertible unsecured subordinated debentures of the Company at a price of $1,000 per debenture, for total gross proceeds of $43.0 million ($40.8 million net proceeds). The debentures mature on September 30, 2017 and bear interest at a rate of 6.15% per year, payable semi-annually. At the option of the holder, the debentures may be converted into common shares of the Company at any time prior to maturity at a conversion price of $2.90 per common share. Of the net proceeds of $40.8 million, $33.9 million has been allocated to long-term debt with the remaining portion of $6.9 million allocated to the conversion feature and recorded in equity. If all of the convertible debentures were converted into common shares, 14,827,586 additional common shares would be issued.

During the third quarter of 2012, LDI signed a three-year smelting and refining contract for the majority of the mine’s concentrate. This new contract has higher smelting and refining charges than the previous contract, but has a shorter payment period, which has enabled the Company to reduce its investment in working capital.

Contractual Obligations

Contractual obligations are comprised as follows:

As at September 30, 2013	Payments Due by Period
($000s)	Total	1-3 Years	3-5 Years	5+ Years
Finance lease obligations	$12,014	$8,117	$3,897	$—
Operating leases	4,248	3,935	313	—
Purchase obligations	25,587	25,587	—	—

	$41,849	$37,639	$4,210	$—

In addition to the above, the Company also has asset retirement obligations at September 30, 2013 in the amount of $14.7 million for the LDI mine. The Company obtained letters of credit of $14.1 million as financial surety for these future outlays. As a result, $0.6 million of funding is required prior to or upon closure of these properties.

Contingencies and Commitments

Please refer to notes 16 and 19 of the Company’s Financial Statements.

Related Party Transactions

There were no related party transactions for the period ended September 30, 2013.

OUTSTANDING SHARE DATA

As of November 13, 2013, there were 197,109,925 common shares of the Company outstanding. In addition, there were options outstanding pursuant to the Amended and Restated 2013 Corporate Stock Option Plan entitling holders thereof to acquire 3,515,886 common shares of the Company at a weighted average exercise price of $1.92 per share. In conjunction with $72.0 million of convertible debentures issued in 2011 and repaid in June 2013, a palladium warrant consisting of 0.35 of an ounce of palladium at a strike price of US$620 per ounce was issued with each $1,000 convertible debenture representing an aggregate of 25,200 ounces of palladium. As at November 13, 2013, 12,000 palladium warrants were outstanding representing 4,200 ounces. On the exercise of the palladium warrants, in certain circumstances the Company has the option of settling the warrants with either cash or common shares. Assuming a September 30, 2013 exercise date, the Company estimates that the number of common shares which would have been required to settle the remaining 12,000 outstanding palladium warrants representing 4,200 ounces was approximately 0.3 million common shares.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company’s financial statements. The following accounting policies are considered critical:

a.	Going Concern

The Financial Statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. As at September 30, 2013, the Company had a cash and cash equivalents balance of $18.0 million and a working capital surplus of $1.5 million. While the Company has operations that generate revenue, it has not yet achieved consistently profitable operations and incurred a net loss of $34.4 million for the nine month period ended September 30, 2013. The Company is also currently in the process of completing its LDI capital expenditure program. The Company’s ability to continue operations and exploration and development activities in the near term is dependent upon the Company securing additional financing to fund capital expenditures required to continue the LDI mine expansion to the end of 2013 and continuing to fund its other obligations as they become due. However, the Company does not currently have any committed available financing in place to fund its planned capital expenditures, and the borrowing availability under the Company’s credit facility is limited based on a borrowing base calculation. The Company is actively engaged in discussions with various parties about securing additional financing and, while it has been successful at doing so in the past, there is no certainty that the required financing will be available or, if available, on acceptable terms. The Company’s credit facility and senior secured term loan contain material adverse change provisions which, if such change were to occur, would entitle the credit facility lender to terminate the facility and would entitle both lenders to demand repayment of outstanding amounts. The Company’s credit facility and senior secured notes also contain cross-default provisions. Should the Company be unable to obtain sufficient financing, or if the Company’s lenders were to demand repayment of outstanding amounts, the Company would not have sufficient funds to repay its obligations when due, and could cause the Company to seek protection from its creditors.

Beyond 2013, the Company’s ability to continue operations and exploration and development activities is dependent upon a number of variables including, but not limited to, meeting production targets, timely transition to mining by shaft, metal prices, operational costs, capital expenditures, profitable operations of the LDI mine expansion once complete and meeting future covenant requirements under the Company’s senior secured term loan. Adverse changes in any of these variables will require the Company to seek additional financing. These conditions have resulted in a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. The Financial Statements do not include adjustments to the carrying values and classifications of recorded assets and liabilities and related revenues and expenses that might be necessary should the Company be unable to continue as a going concern.

b.	Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values including mining interests may be affected due to changes in estimated future cash flows;

•

Depreciation and amortization expensed in the statement of operations may change or be impacted where such expenses are determined by the units of production basis, or where the useful economic lives of assets change;

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

c.	Impairment assessments of long-lived assets

The carrying amounts of the Company’s non-financial assets, excluding inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. Impairment is assessed at the level of cash-generating units (“CGUs”). An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for any excess of carrying amount over the recoverable amount.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

The recoverable amount of an asset or cash-generating unit is the greater of its “value in use”, defined as the discounted present value of the future cash flows expected to arise from its continuing use and its ultimate disposal, and its “fair value less costs to sell”, defined as the best estimate of the asset’s selling price less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss on non-financial assets other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

d.	Depreciation and amortization of mining interests

Mining interests relating to plant and equipment, mining leases and claims, royalty interests, and other development costs are recorded at cost with depreciation and amortization provided on the unit-of-production method over the estimated remaining ounces of palladium to be produced based on the proven and probable reserves or, in the event that the Company is mining resources, an appropriate estimate of the resources mined or expected to be mined.

Mining interests relating to small vehicles and certain machinery with a determinable expected life are recorded at cost with depreciation provided on a straight-line basis over their estimated useful lives, ranging from three to seven years, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Straight-line depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Significant components of individual assets are assessed and, if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

e.	Revenue recognition

Revenue from the sale of metals in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of volume adjustments. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The Company’s smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined. Accounts receivable are recorded net of estimated treatment and refining costs, which are subject to final assay adjustments. Subsequent adjustments to provisional pricing amounts due to changes in metal prices and foreign exchange are disclosed separately from initial revenues in the notes to the financial statements.

f.	Asset retirement obligations

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

The liability for each mine site is accreted over time and the accretion charges are recognized as a finance cost in the Consolidated Statements of Operations and Comprehensive Loss. The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations, which are not the result of current production of inventory, are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

Adoption of New Accounting Standards

The following new accounting standards have been adopted by the Company.

IAS 1 Presentation of Financial Statements

This standard is amended to change the disclosure of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The amendment is effective for reporting years beginning on or after July 1, 2012. This amendment did not impact the condensed interim consolidated financial statements of the Company.

IAS 19 Employee Benefits

The standard is amended to reflect significant changes to recognition and measurement of defined benefit pension expense and termination benefits, and provides expanded disclosure requirements. The amendment is effective for annual periods beginning on or after January 1, 2013. This amendment did not impact the condensed interim consolidated financial statements of the Company.

Scope of a Reporting Entity

The following IFRS standards are introduced and IAS standards amended accordingly, effective for reporting years beginning on or after January 1, 2013. These standards and amendments did not impact the Company’s condensed interim consolidated financial statements:

IFRS 10 Consolidated Financial Statements

This standard replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control under IFRS so that the same criteria are applied to all entities to determine control.

IFRS 11 Joint Arrangements

This standard replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

IFRS 12 Disclosures of Interests in Other Entities

This standard sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

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North American Palladium Ltd.

IAS 27 Consolidated and Separate Financial Statements

This standard is renamed “Separate Financial Statements” and deals solely with separate financial statements, the guidance for which remains unchanged.

IFRS 13 Fair Value Measurement

The new standard provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. The standard is effective for reporting years beginning on or after January 1, 2013. Disclosures required under IFRS 13 for condensed interim consolidated financial statements have been included in note 15.

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current ‘stripping activity asset’. The standard also provides guidance for the depreciation or amortization and impairment of such assets.

IFRIC 20 is effective for reporting years beginning on or after January 1, 2013. The adoption of this standard did not have any impact on the condensed interim consolidated financial statements of the Company.

New Standards and Interpretations Not Yet Adopted

The following new standards, amendments to standards and interpretations are not yet effective or have otherwise not yet been adopted by the Company. The Company is evaluating the impact, if any, adoption of the standards will have on the disclosures in the Company’s condensed interim consolidated financial statements:

IFRS 9 Financial Instruments: Classification and Measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. An update to IFRS 9 includes guidance on financial liabilities and derecognition of financial instruments. This standard and the related update are effective for years beginning on or after January 1, 2015.

IAS 32 Financial Instruments: Presentation

This standard is amended to clarify requirements for offsetting of financial assets and financial liabilities. The amendment is effective for annual periods beginning on or after January 1, 2014.

RISKS AND UNCERTAINTIES

In addition to the risks and uncertainties discussed within the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities and the Company’s Short Form Base Shelf Prospectus filed on February 12, 2013, the reader should also consider the following risk factors:

Going Concern Risk – The Company’s ability to continue operations and exploration and development activities (including the LDI mine expansion) as a going concern is dependent upon the Company funding the capital expenditures required to continue the LDI mine expansion to the end of 2013. There can be no assurance that, if the Company requires additional funding, the Company will be able to raise additional capital or obtain sufficient financing or that any such financing would be available in a timely manner or on terms favourable to the Company.

THIRD QUARTER REPORT 2013

North American Palladium Ltd.

Liquidity Risk – The Company may be exposed to liquidity risk, which is the risk that the Company will not be able to meet its financial obligations as they become due. The Company incurred an adjusted loss of $34.4 million for the nine months ended September 30, 2013 and has incurred net losses for each of the six most recent quarters. While the Company had a working capital surplus of approximately $1.5 million as at September 30, 2013, achievement of its goals is dependent on a number of variables including, but not limited to, metal prices, operational costs, capital expenditures, timely transition to mining by shaft, meeting production targets and profitable operations of the LDI mine expansion once complete. Adverse changes in any of these variables may require the Company to seek additional financing.

Financing Risk – The Company’s ability to secure future financing is depending on numerous factors, many of which are outside of the Company’s control. Inability or failure to obtain additional capital or generate sufficient cash flows to satisfy its funding requirements could have a material adverse impact on the Company’s financial conditions, operations and ability to grow, including delays or indefinite postponements to the LDI mine expansion and the Company’s ability to repay its credit facility when it becomes due. If the Company is unable to repay its debts as they come due or is in breach of its covenants under its other debt instruments, the lenders would be entitled to enforce the related security agreement by taking possession of the pledged collateral. Alternatively, the Company would have to refinance the debt, which refinancing could be at higher interest rates and may require the Company to comply with more onerous covenants which could restrict its business operations.

INTERNAL CONTROLS

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the quarter ended September 30, 2013, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Chief Financial Officer.

Internal Control over Financial Reporting

For the quarter ended September 30, 2013, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

There have been no changes in the Company’s internal controls over the financial reporting that occurred during the most recent period ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance, not absolute assurance, with respect to the preparation and fair presentation of published financial statements and management does not expect such controls will prevent or detect all misstatements due to error or fraud. The Company is continually evolving and enhancing its systems of controls and procedures.

Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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North American Palladium Ltd.

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Form 40-F/Annual Information Form, which are filed with the SEC and the provincial securities regulatory authorities, respectively. A copy of the Company’s Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC’s website at www.sec.gov.

NON-IFRS MEASURES

This MD&A refers to cash cost per ounce of palladium, adjusted net income, EBITDA and adjusted EBITDA which are not recognized measures under IFRS. Such Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company’s performance, assess performance in this way. Management believes that these measures better reflect the Company’s performance and are better indications of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures:

Cash Cost Per Ounce of Palladium

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented. The Company believes that providing cash cost per ounce allows the ability to better evaluate the results of the underlying business of the Company.

Cash cost per ounce include mine site operating costs such as mining, processing, administration and royalties, but are exclusive of depreciation, amortization, reclamation, capital and exploration costs. Cash cost per ounce calculation is reduced by any by-product revenue and is then divided by ounces sold to arrive at the by-product cash cost per ounce of sales. This measure, along with revenues, is considered to be an indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

The Company’s primary operation relates to the extraction of palladium metal. Therefore, all other metals extracted in conjunction with the palladium metal are considered to be a by-product credit for the purposes of the cash cost calculation.

Reconciliation of Palladium Cash Cost per Ounce

	Three months ended September 30		Nine months ended September 30
($000s except ounce and per ounce amounts)	2013	2012	2013	2012
Production costs including overhead	$21,663	$25,852	$76,305	$79,194
Smelting, refining and freight costs	2,922	3,417	10,130	10,152
Royalty expense	1,464	1,691	4,865	4,756
Insurance recoveries, net of (mine restoration costs)	1,214	(1,595)	1,263	(2,329)

Operational expenses	27,263	29,365	92,563	91,773
Less by-product metal revenue	10,703	14,044	37,721	43,346

	$16,560	$15,321	$54,842	$48,427

Divided by ounces of palladium sold	27,370	36,218	99,749	117,451
Cash cost per ounce (CDN$)	$605	$423	$550	$412
Average exchange rate (CDN$1 – US$)	0.96	1.00	0.98	1.00

Cash cost per ounce (US$), net of by-product credits	$581	$423	$539	$412

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North American Palladium Ltd.

Adjusted net income

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented. Providing adjusted net income allows the reader to evaluate the results of the underlying business of the Company.

Adjusted net income is a Non-IFRS financial measure, which excludes the following from loss: exploration; loss (gain) from discontinued operations; mine start-up costs and closure costs; asset impairment charges and insurance recoveries; mine restoration costs due to flood and retirement payments; foreign exchange loss (gain); loss on refinancing; loss in investments held for trading; and, financing costs.

	Three months ended September 30		Nine months ended September 30
($000s)	2013	2012	2013	2012
Net loss and comprehensive loss for the period	$(5,324)	$(8,046)	$(34,440)	$(12,027)
Exploration	3,874	2,603	10,906	8,551
(Income) loss from discontinued operations	—	2,138	(2,509)	4,363
Mine restoration costs, net of (insurance recoveries) and retirement payments	(1,214)	2,381	(1,263)	3,115
Foreign exchange loss (gain)	(3,290)	(654)	2,027	(693)
Loss on extinguishment of debt	—	—	11,035	—
Financing costs	677	—	3,076	—
Loss on investments held	1,373	—	2,217	—

Adjusted net (loss) income	$(3,904)	$(1,578)	$(8,951)	$3,309

Adjusted EBITDA

The Company believes that EBITDA and Adjusted EBITDA are valuable indicators of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

EBITDA excludes the impact of the cost of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

Other companies may calculate EBITDA differently. Adjusted EBITDA is a Non-IFRS financial measure, which excludes the following from loss: income and mining tax expense; interest expense and other costs; depreciation and amortization; exploration; loss (income) from discontinued operations; mine start-up and closure costs; asset impairment charges and insurance recoveries; one-time costs (mine restoration costs due to flood and retirement payments); and, foreign exchange loss (gain).

	Three months ended September 30		Nine months ended September 30
($000s)	2013	2012	2013	2012
Loss and comprehensive loss from continuing operations for the period	$(5,324)	$(5,908)	$(36,949)	$(7,664)
Interest expense and other costs, net	2,999	963	7,050	552
Loss on extinguishment of debt	—	—	11,035	—
Depreciation and amortization	6,144	5,012	19,233	13,709

EBITDA	$3,819	$67	$369	$6,597
Exploration	3,874	2,603	10,906	8,551
Mine restoration costs, net of (insurance recoveries) and retirement payments	(1,214)	2,381	(1,263)	3,115
Foreign exchange loss (gain)	(3,290)	(654)	2,027	(693)

Adjusted EBITDA	$3,189	$4,397	$12,039	$17,570

THIRD QUARTER REPORT 2013